November 28, 2017
BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attn:    Lyn Shenk
Branch Chief
Office of Transportation and Leisure

Re:    Buffalo Wild Wings, Inc.
Form 10-K for Fiscal Year Ended December 25, 2016
Filed February 17, 2017
Form 10-Q for Quarterly Period Ended September 24, 2017
Filed October 25, 2017
File No. 000-24743

Dear Mr. Shenk:

On behalf of Buffalo Wild Wings, Inc. (the “Company”, “we”, or “our”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by the letter dated November 9, 2017, relating to Buffalo Wild Wings' above-referenced filings (the “Filings”).

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is provided as set forth in your letter dated November 9, 2017, followed by the Company’s response.
Form 10-K for Fiscal Year Ended December 25, 2016
Item 7. Management's Discussion and Analysis
Use of Non-GAAP Measures, page 28

1. Your presentation of the non-GAAP measure “restaurant-level profit” excludes depreciation and amortization, general and administrative expenses and pre-opening costs. Please provide disclosure explaining that these costs are not included in this measure and the reason for their exclusion. Your disclosure should also explain the limitations on the usefulness of this measure to emphasize that the excluded costs support the operations of your restaurants.

Response: In future filings, our disclosure of restaurant-level profit will more specifically explain the costs that are not included in that measure and the reason for their exclusion. We also intend to enhance our existing disclosure regarding the limitations on the usefulness of restaurant-level profit to emphasize that the excluded costs support the operations of our restaurants.

For example, we propose to include the following additional language in connection with future disclosures of restaurant-level profit or similar financial measures:

Restaurant-level profit is neither required by, nor presented in accordance with, GAAP and is a non-GAAP financial measure. Restaurant-level profit is defined as restaurant sales less restaurant operating costs (cost of sales, labor, operating, and occupancy expense). Restaurant-level profit excludes franchise royalties and fees received from our franchisees, which relate primarily to the right to use our brand name and are not reflective of our operating performance at the restaurant level. Restaurant-level profit also excludes depreciation and amortization and losses on asset disposals and impairment, which mainly pertain to restaurant-level assets, but represent historical, sunk costs. Restaurant-level profit also excludes general and administrative expenses and pre-opening costs, which are normal, recurring cash operating expenses that are essential to supporting the operation and development of our restaurants, but do not represent components of the efficiency of continuing restaurant operations. Accordingly, restaurant-level profit has limited usefulness as an analytical tool and should not be evaluated in isolation or as a substitute for analysis of results as reported under GAAP. Management believes that restaurant-level profit is an important tool for investors because it is a widely-used metric within the restaurant industry for evaluating restaurant-level productivity, efficiency and performance. Management uses restaurant-level profit as a key performance indicator to evaluate the profitability of company-owned restaurants.

2. Additionally, your reconciliation of restaurant-level profit should begin with your most directly comparable GAAP measure of results such as “income from operations” as reported in your statement of earnings. Please revise your presentation as appropriate.

Response: In future filings, our reconciliations of restaurant-level profit will begin with our most directly comparable GAAP measure, income from operations. For example, based on amounts provided in the Form 10-Q for the quarterly period ended September 24, 2017, (the “Form 10-Q”), the presentation of our reconciliation of income from operations to restaurant-level profit is shown as follows (dollar amounts in thousands):

Reconciliation of Non-GAAP Restaurant-Level Profit

	Three months ended		Nine months ended
	September 24, 2017	September 25, 2016	September 24, 2017	September 25, 2016
Income from operations	$28,424	32,846	71,590	114,901
Franchise royalties and fees	(23,744)	(23,519)	(73,617)	(71,460)
Depreciation and amortization	37,766	38,345	114,746	113,847
General and administrative	31,054	32,264	102,961	93,750
Preopening	856	1,490	2,360	5,191
Loss on asset disposals and impairment	4,118	1,393	8,474	4,489
Restaurant-level profit	$78,474	82,819	226,514	260,718

3. Your discussion in regard to cash of operating activities in the Form 10-K and Form 10-Q for the quarterly period ended September 24, 2017 appears to be focused on how the amount of operating cash was derived for each respective period presented. Please provide a robust comparative analysis of material changes in net cash of operating activities between comparable periods. Refer to instructions 1 and 4 to the Instructions to Item 303(a), and the introductory paragraph of Item 303(b) and instruction 3 of the instructions to paragraph (b) of Item 303, of Regulation S-K.

Response: In future filings, our discussions in regard to cash provided by operating activities will be enhanced to provide a robust comparative analysis of material changes in net cash provided by operating activities between comparable periods. We expect to further address the significant drivers underlying material changes in individual cash flow items cited and how they impacted cash, quantifying variances and significant components of the same where appropriate.

For example, utilizing the amounts provided in the Form 10-Q, our disclosure regarding net cash from operating activities under the heading “Liquidity and Capital Resources” would have appeared as follows:
For the nine-month period ended September 24, 2017, our net cash provided by operating activities was $141.9 million, compared to $213.9 million for the nine-month period ended September 25, 2016, a decrease of $72.0 million. The decrease in net cash provided by operating activities was primarily due to the $30.7 million decrease in net earnings for the 2017 period. Net cash provided by operating activities was further reduced by $9.9 million reduction in recognized income tax expenses, primarily as a result of GAAP depreciation exceeding depreciation recognized for income tax purposes, and by a $34.1 million decrease in contribution to working capital, primarily due to a decrease in refundable income taxes and an increase in accounts receivable recognized during the 2017 period.

4. In connection with the comment above, your analysis should address the significant drivers underlying material changes in individual cash flow items cited and how they impact cash. Please note that merely citing items identified in the statement of cash flows, such as net earnings and accrued expenses and other working capital items, may not provide a sufficient basis to understand how operating cash between comparative periods changed. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Also, quantify any variance factors cited, pursuant to section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

Response: We recognize that merely citing items identified in the statement of cash flows may not provide a sufficient basis to understand how operating cash between comparative periods changed. Please refer to the response to Comment 3 above for an example of proposed enhanced disclosure for future filings.

Form 10-Q for Quarterly Period Ended September 24, 2017
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 21

5. Your conclusion refers only to a portion of disclosure controls and procedures defined by Exchange Act Rules 13a-15(e) and 15d-15(e). In this regard, it appears your conclusion applies only to the portion referred to. Please confirm to us and revise to clarify, if true, that your conclusion is in regard to the entirety of disclosure controls and procedures as defined.

Response: We confirm that the conclusion for our Evaluation of Disclosure Controls and Procedures is in regard to the entirety of disclosure controls and procedures as defined by Exchange Act Rules 13a-15(e) and 15d-15(e). In future filings, disclosure of our Evaluation of Disclosure Controls and Procedures with respect to interim periods will include the entire definition referred to in Exchange Act Rules 13a-15(e) and 15d-15(e). For example, the proposed enhanced disclosure would have appeared as follows in the Form 10-Q:
As of September 24, 2017, management conducted an evaluation, with the participation of our Chief Executive Officer and our Chief Financial Officer, of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the date of such evaluation to provide reasonable assurance that information required to be disclosed by the Company in the reports we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Please contact us if we can further assist your review of the Filings.

BUFFALO WILD WINGS, INC.

By:	/s/ Emily C. Decker
Emily C. Decker
Senior Vice President, General Counsel and Secretary
cc:    Alexander H. Ware, Chief Financial Officer